Exhibit 99.1

中國海洋石油有限公司

CNOOC LIMITED

For Immediate Release

CNOOC Limited Announces Liza Field Offshore Guyana

Commenced Production

(Hong Kong, December 21, 2019) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) announced today that Liza field offshore Guyana has safely commenced production ahead of schedule.

Liza Phase 1 development project is located in the Stabroek block offshore Guyana and has one FPSO and 17 subsea wells. It is expected to reach its peak production of approximately 120,000 barrels of crude oil per day in the coming months.

“We are very pleased with the commencement of production ahead of schedule.” said Xu Keqiang, Chief Executive Officer and President of CNOOC Limited. “The Stabroek block continues to achieve unparalleled success, which will be a key driver of our production growth.”

The current discovered recoverable resources of Stabroek Block are estimated to be more than 6 billion barrels of oil equivalent. At least five FPSOs are expected to be producing more than 750,000 barrels of oil per day from the Stabroek Block by 2025.

CNOOC Petroleum Guyana Limited, a wholly owned subsidiary of CNOOC Limited, holds 25% interest. Esso Exploration and Production Guyana Limited is the operator and holds a 45% interest (operator), and Hess Guyana Exploration Ltd. holds 30% interest.

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks.  For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Ada Leung

Hill+Knowlton Strategies Asia

Tel: +852-2894-6225

Fax: +852-2576-1990

E-mail: CNOOC@hkstrategies.com